UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.________ )*

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Name of Issuer)

Series A Shares, with no par value

(Title of Class of Securities)

833636103

(CUSIP Number)

April 9, 1999

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]      Rule 13d-1(b)

     [   ]      Rule 13d-1(c)

     [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 833636103
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Israel Chemicals Ltd.     (00-00000000)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
     (See Instructions)                                     (b) [ ]

     Not Applicable
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              None.
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            18,770,242
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           None.
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                18,770,242
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,770,242
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     (See instructions)
                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     13.14%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     CO
_____________________________________________________________________________

SCHEDULE 13G

CUSIP NO. 833636103
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     R.A.C. Investments                    (00-00000000)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
     (See Instructions)                                     (b) [ ]

     Not Applicable
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              None.
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            18,770,242
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           None.
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                18,770,242
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,770,242
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     (See instructions)
                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     13.14%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     OO
_____________________________________________________________________________

SCHEDULE 13G

CUSIP NO. 833636103
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Rotem Amfert Nege B.V.        (00-00000000)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
     (See Instructions)                                     (b) [ ]

     Not Applicable
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              None.
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            18,770,242
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           None.
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                18,770,242
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,770,242
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     (See instructions)
                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     13.14%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     OO
_____________________________________________________________________________

SCHEDULE 13G

CUSIP NO. 833636103
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Inversiones Rac Chile Limitada   (00-00000000)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
     (See Instructions)                                     (b) [ ]

_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Chile
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              None.
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            18,770,242
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           None.
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                18,770,242
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,770,242
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     (See instructions)
                                                                   [ ]                                                                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     13.14%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     OO
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO.: 833636103

Item 1. Name of Issuer and Address

     (a) The name of the issuer is Sociedad Quimica y Minera S.A., a company organized under the laws of the Republic of Chile ("SQM").

     (b) The principal executive offices of SQM are located at Miraflores 222,
Piso 11, Santiago, Chile.

Item 2. Identity, Address, Citizenship, Title of Class of Securities and CUSIP
Number

Items 2(a), (b), (c)

     This statement on Schedule 13G ("Statement") is filed by:

          (i) Israel Chemicals Limited ("ICL"), a company organized and residing in Israel, with offices at Millennium Tower, 23 Aranha St., Tel Aviv 61202;

          (ii) R.A.C. Investments Ltd. ("Rac-GC"), a company organized and residing in the Cayman Islands, with registered offices at Caledonian Bank
     & Trust Ltd., P.O. Box 1043, George Town, Grand Cayman, Cayman Islands;

          (iii) Rotem Amfert Negev B.V. ("Rotem"), a company organized under the laws of the Netherlands, with registered offices at Fosfaatweg 48, 101 3BM,
     Amsterdam, The Netherlands; and

          (iv) Inversiones Rac Chile Limitada ("Rac Chile"), a company organized and residing in the Republic of Chile, with registered offices at Huerfanos
     863, Oficina 708, Santiago, Chile.

Item 2(d), (e)

     (d) This Statement relates to the Series A Shares, no par value per share of SQM (the "SQM Series A Shares").

     (e) The CUSIP number for the SQM Series A Shares is 833636103

Item 3. If this statement is filed pursuant to Sectons 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a :

     Not Applicable.

Item 4 Ownership

Item 4(a), (b)

     Rac Chile purchased and is the record owner of 18,770,242 SQM Series A
Shares and of 2,202,733 Series B Shares. Rac Chile is wholly owned and controlled by Rac-GC and therefore, Rac-GC is a beneficial owner of the SQM
Series A Shares. Rac-GC in turn is wholly owned and controlled by Rotem, and
Rotem is therefore a beneficial owner of the SQM Series A Shares. Rotem is wholly owned and controlled by ICL and ICL is therefore the beneficial owner of all 18,770,242 SQM Series A Shares held by Rac Chile.
                                                                 Page 6 of 9

                                  SCHEDULE 13G
CUSIP NO.: 833636103

Item 4(c)

     Each of the entities identified in Item 4(a),(b) above shares voting and dispositive power over the 18,770,242 SQM Series A Shares held by Rac Chile.

Item 5. Ownership of Five Percent or Less of a Class

     Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company

     Not Applicable.

Item 8. Identification and Classification of Members of the Group

     Not Applicable.

Item 9. Notice of Dissolution of Group

     Not Applicable.

Item 10. Certification

     Not Applicable.
                                                                 Page 7 of 9

                                  SCHEDULE 13G
CUSIP NO.: 833636103

                                   SIGNATURE

     After reasonable inquiry and to the best of our respective knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Dated: June 19, 2001

ISREAL CHEMICALS LTD.                       R.A.C. INVESTMENTS LTD.

By: /s/__________________________________   By: /s/_________________________________
      Mr. Avi Doitchman, Chief Financial           Mr. T. H. M. Laaper, Director
      Officer

By: /s/__________________________________    By: /s/________________________________
        Ms. Dini Caspi, Company Secretary            Mr. C. P. Langeveld, Director

ROTEM AMFERT NEGEV B.V.                      INVERSIONES RAC CHILE LIMITADA

By: /s/_________________________________     By: /s/________________________________
       Mr. T. H. M. Laaper, Director                Mr. Avi Milstein, Director

By: /s/_________________________________     By: /s/________________________________
       Mr. C. P. Langeveld, Director                Mr. Yarom Ariav, Director

                                                                     Page 8 of 9

                                  SCHEDULE 13G
CUSIP NO.: 833636103

                             JOINT FILING AGREEMENT

     JOINT FILING AGREEMENT made as of this 19th day of June, 2001, by and among
ISRAEL CHEMICALS LTD., R.A.C. INVESTMENTS LTD., ROTEM AMFERT NEGEV B.V., and
INVERSIONES RAC CHILE LIMITADA.

                              W I T N E S S E T H :

     WHEREAS, Israel Chemicals Ltd., R.A.C. Investments Ltd., Rotem Amfert Negev
B.V., and Inversiones Rac Chile Limitada beneficially own more than five (5%)
percent of the issued and outstanding Series A Shares, no par value, of Sociedad
Quimica y Minera de Chile S.A. ("SQM Series A Shares"), a corporation organized under the laws of the Republic of Chile; and

     WHEREAS, the parties desire to file a Schedule 13G with the Securities and
Exchange Commission of the United States ("SEC").

     NOW, THEREFORE, the parties agree as follows:

     1. ISRAEL CHEMICALS LTD., R.A.C. INVESTMENTS LTD., ROTEM AMFERT NEGEV B.V.,
and INVERSIONES RAC CHILE LIMITADA hereby agree to jointly file a Schedule 13G with the SEC regarding the beneficial ownership of SQM Series A Shares and to file any and all amendments and supplements thereto.

     2. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

     IN WITNESS WHEREOF, the parties have caused their respective representatives to sign this Agreement on the day and year first above written.

ISREAL CHEMICALS LTD.                       R.A.C. INVESTMENTS LTD.

By: /s/__________________________________   By: /s/_________________________________
      Mr. Avi Doitchman, Chief Financial           Mr. T. H. M. Laaper, Director
      Officer

By: /s/__________________________________    By: /s/________________________________
        Ms. Dini Caspi, Company Secretary            Mr. C. P. Langeveld, Director

ROTEM AMFERT NEGEV B.V.                      INVERSIONES RAC CHILE LIMITADA

By: /s/_________________________________     By: /s/________________________________
       Mr. T. H. M. Laaper, Director                Mr. Avi Milstein, Director

By: /s/_________________________________     By: /s/________________________________
       Mr. C. P. Langeveld, Director                Mr. Yarom Ariav, Director

                                                                     Page 9 of 9